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The Zenith 401(k) Plan Financial Statements and Supplemental Schedules

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

Commission File Number 1-9627

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ZENITH 401 (K) PLAN
A.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
Zenith National Insurance Corp. 21255 Califa Street Woodland Hills, CA 91367-5021

    On behalf of The Zenith 401(k) Plan, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA and are filed herewith:

  1.
  Statement of Net Assets Available for Benefits as of December 31, 2000 and 1999

  2.
  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

  3.
  Schedule of Assets Held for Investment Purposes As of December 31, 2000

  4.
  Schedule of Reportable Transactions for the Year Ended December 31, 2000

    The written consent of PricewaterhouseCoopers LLP with respect to the annual financial statements of The Zenith 401(k) Plan is filed as Exhibit 23 to this annual report.

Signatures

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ZENITH 401(K) PLAN
Date: June 21, 2001	/s/ MICHAEL W. JACOBSON Michael W. Jacobson Chairman Administrative Committee

    The Zenith 401(k) Plan
    Report on Audited Financial Statements
    and Supplemental Schedules
    For the Year Ended December 31, 2000

The Zenith 401(k) Plan
Financial Statements and Supplemental Schedules

    Certain schedules have been omitted because they are not applicable, not material, or because the information is included in the financial statements or notes thereto.

Report of Independent Accountants

To the Participants and Administrative Committee of
The Zenith 401(k) Plan

    In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Zenith 401(k) Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2000 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 5, 2001

The Zenith 401(k) Plan
Statement of Net Assets Available for Benefits

As of December 31,	2000	1999
Investments	$32,615,651	$30,484,413
Receivables:
Accrued interest	2,758	3,087
Contributions	169,502	22,109

Net assets available for benefits	$32,787,911	$30,509,609

The accompanying notes are an integral part of these financial statements.

The Zenith 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31,	2000
Additions:
Contributions:
Employer	$818,113
Participant	3,639,334
Rollovers	246,441

Total contributions	4,703,888
Investment income:
Dividends	1,808,082
Interest	460,569
Net depreciation in the fair value of investments	(2,115,733)

Total investment income	152,918
Plan transfers (Note 1)	1,170,317

Total additions	6,027,123

Deductions:
Benefits paid to participants	(3,748,038)
Fees	(783)

Total deductions	(3,748,821)

Net increase	2,278,302
Net assets available for benefits:
Beginning of year	30,509,609

End of year	$32,787,911

The accompanying notes are an integral part of these financial statements.

The Zenith 401(k) Plan

Notes to Financial Statements

1.  The Plan

General

    The Zenith 401(k) Plan (the "Plan") is a self-directed account plan in compliance with the Employee Retirement Income Security Act of 1974 ("ERISA") Section 404(c), effective August 1, 1988. The Plan is offered to all eligible employees of Zenith National Insurance Corp. ("Zenith National") and those of its subsidiaries that elect to become "participating employers" (collectively, the "Company"). The Plan is subject to the provisions of ERISA and Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code").

    Effective March 31, 1999, Zenith Insurance Company, a wholly owned subsidiary of Zenith National, completed the sale of all of the issued and outstanding capital stock of its wholly owned subsidiary, CalFarm Insurance Company ("CalFarm") to Nationwide Mutual Insurance Company ("Nationwide"). The Boards of Directors of Zenith National and CalFarm determined that the sale of CalFarm with the attendant termination of CalFarm as an affiliate of Zenith National resulted in CalFarm's no longer being a "participating employer" in the Plan and that such event may be considered a partial termination of the Plan. Accordingly, the two Boards deemed that the Plan was partially terminated as of the day before the closing of the sale with respect to CalFarm employees employed by it on February 22, 1999 ("Affected CalFarm Employees").

    Upon such partial termination, the Affected CalFarm Employees were fully vested in their Plan accounts and such Plan accounts of the Affected CalFarm Employees became distributable to, and at the direction of, the Affected CalFarm Employees, subject to two limitations: (1) all Plan accounts below $5,000 must be distributed and (2) a Plan account may not be distributed after December 31, 2001 as long as the Employee is employed by CalFarm or Nationwide unless the distribution otherwise falls within a qualifying category. At December 31, 2000, 49 Affected CalFarm Employees remained in the Plan with a total account balance of $2,139,148.

    Effective August 14, 2000, the Zenith Risk Management 401(k) Plan merged with and into the Plan. In connection with the merger, the net assets of the Zenith Risk Management 401(k) Plan, which amounted to $1,170,317 for the 66 participants, were transferred to the Plan.

Administration

    The Plan is administered by an Administrative Committee appointed by the Board of Directors of Zenith National. The Administrative Committee has responsibility for administration of the Plan, including supervision of the collection of contributions, delivery of such contributions to the trustee of the Plan (The Chase Manhattan Bank (the "Trustee")), and maintenance of necessary records. The Administrative Committee has contracted with Metropolitan Life Insurance Company ("MetLife") to provide record keeping services for the Plan.

    The Trustee holds all assets of the Plan in a trust (the "Trust") created under an agreement dated as of December 30, 1996. The Trustee's responsibilities include receipt of Plan contributions, investment and maintenance of Trust assets in the available funds, and distributions under the Plan of such amounts as the Administrative Committee shall direct from time to time.

Eligibility

    In 2000, an employee of the Company was eligible to enroll in the Plan on the next quarterly entry date after completion of six months of service with the Company. In 1999, an employee of the

Company was eligible to enroll in the Plan on the next quarterly entry date after completion of one year of service with the Company. Effective January 1, 2001, newly hired employees are eligible to participate as of the beginning of the month following his or her date of hire. There are no age restrictions.

Contributions

    Participants may elect to contribute between 1% to 15% of their compensation up to a maximum of $10,500 for 2000 ("Salary Reduction Contributions"). The maximum is adjusted each year for increases in the cost of living, as provided in applicable regulations. This annual amount is an aggregate limitation that applies to all of an individual's Salary Reduction Contributions and similar contributions under other plans. In 2000, the Company contributed 33 1/3% of the participant's "matched" contribution amount (matched contributions are defined as the first 6% of participant's compensation). Effective January 1, 2001, the Company's contribution was increased to 50% of the participants "matched" contribution account. The Company's matching contribution shall not exceed 2% of a participant's annual compensation.

    Compensation includes wages, bonuses, commissions, overtime and elective deferrals. The Company's matching contribution is invested exclusively in the Zenith Company Stock Fund except as otherwise provided in the Plan document.

    The Salary Reduction Contributions and Company matching contributions are transferred to the Trustee semi-monthly.

    Participants may allocate their Salary Reduction Contributions among investment options in such percentages as they determine, so long as the amount directed to the Zenith Company Stock Fund does not exceed 20% of that contribution. The value of each fund is determined daily and participants are able to transfer amounts between funds on any business day, except that amounts may only be transferred out of, but not into, the Zenith Company Stock Fund.

Participant Accounts

    Each participant's account is credited with: (1) Salary Reduction Contributions, (2) participant rollover contributions from non-Company plans, (3) Company matching contributions, and (4) fund earnings. Allocations of earnings are based on account balances, as defined in the Plan Document. These accounts are summarized in the accompanying financial statements as net assets available for benefits.

Vesting

    Each participant has an immediate, fully vested right to receive all Salary Reduction Contributions, all Company matching contributions made prior to January 1, 1991, and earnings thereon, upon termination from the Company, or upon separation caused by death of the participant. All Company matching contributions made after January 1, 1991 are subject to a five-year graduated vesting schedule with respect to participants who became employed by the Company on or after April 1, 1988. However, irrespective of the vesting schedule, a participant is fully vested upon his death, disability or attainment of age 65.

Forfeitures

    Upon termination of service, a participant forfeits any nonvested Company matching contributions. Such forfeitures are used first to reinstate participant account balances previously forfeited which are subject to reinstatement under the terms of the Plan. Any remaining unused forfeitures are used to reduce current or future Company matching contributions to the Plan.

    In 2000, Company matching contributions were reduced by $121,494 from forfeited nonvested accounts. At December 31, 2000 and 1999, forfeited nonvested accounts totaled $15,152 and $91,166, respectively, which remained available to reduce future Company matching contributions.

Withdrawals Prior to Termination of Employment

    Except in limited circumstances, participants may not make withdrawals from their accounts while employed by the Company. Hardship withdrawals of a participant's Salary Reduction Contributions are permitted only if a participant has an immediate and heavy financial need (as determined under Section 401(k)(2)(B)(IV) of the Code) and that need cannot be satisfied from other resources of the participant. Participants are entitled to withdraw amounts that they had rolled over into the Plan. In addition, participants who reach 59 1/2 years may take an in-service withdrawal of the vested portion of the individual accounts.

Investments

    Subject to certain limitations detailed in the Plan Document, participants may allocate their past and future account balances attributable to Salary Reduction Contributions and rollovers in any combination of investment options set out below.

    Company matching contributions and any earnings thereon are invested in the Zenith Company Stock Fund, and are not subject to participant direction until such participant reaches age 55. Upon attainment of age 55, the participant is able to direct such funds up to certain percentage limitations as set forth in the Plan Document. As of December 31, 2000 and 1999, the net assets in the Zenith Company Stock Fund of $8,233,356 and $5,748,566, respectively, were nonparticipant-directed.

    Information about the significant components of the changes in net assets available for plan benefits relating to the nonparticipant-directed investment in the Zenith Company Stock Fund was as follows:

Year Ended December 31, 2000
Additions:
Contributions	$956,683
Investment income	2,527,912
Plan transfers	895

Total additions	3,485,490

Deductions:
Benefits paid to participants	692,607
Transfers, fees and other	308,093

Total deductions	(1,000,700)

Net increase	$2,484,790

Investment Options

    ZENITH COMPANY STOCK FUND—invests in the common stock of Zenith National, par value, $1.00 per share.

    PBHG GROWTH FUND—seeks to provide capital appreciation. The fund invests primarily in common stocks of small- and medium-sized growth companies believed to have an outlook for strong growth in earnings and the potential for significant capital appreciation.

    STATE STREET LARGE CAP VALUE FUND (formerly STATE STREET RESEARCH ARGO FUND)—seeks to provide long-term growth of capital and, secondarily, long-term growth of income. The fund invests primarily in the common stocks of established companies with above-average prospects for growth.

    DREYFUS FOUNDERS BALANCED FUND (formerly FOUNDERS BALANCED FUND)—seeks to provide current income and capital appreciation. The fund invests primarily in a balanced portfolio of dividend-paying common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

    JANUS WORLDWIDE FUND—seeks to provide long-term growth of capital consistent with preservation of capital. The fund invests primarily in common stocks of foreign and domestic companies.

    SCUDDER GROWTH AND INCOME FUND—seeks to provide long-term growth of capital, current income and growth of income. The fund invests primarily in the common stocks and securities convertible into common stocks of companies with good prospects for earnings growth over time.

    WARBURG PINCUS EMERGING GROWTH FUND—seeks to provide maximum capital appreciation. The fund invests primarily in the common stocks of small and medium sized companies with emerging or renewed growth potential.

    METLIFE STOCK MARKET INDEX GUARANTEE ACCOUNT—seeks to provide the returns of the Standard & Poor's 500 Composite Stock Price Index minus an annual management fee. The return is guaranteed by MetLife but principal is not guaranteed since the underlying Index can rise or fall.

    JANUS OLYMPUS FUND—seeks to invest in fast-growing companies of all sizes and location in rapidly growing industries.

    METLIFE GUARANTEED FIXED INCOME ACCOUNT—provides a MetLife guarantee of both principal and a rate of interest (5.75% and 6.0% for the years ended December 31, 2000 and 1999, respectively) determined as of the beginning of the year for a period of one year. This account normally consists of one or more MetLife guaranteed interest contracts, which offer the advantages of intermediate-term interest rates and protection from potential market fluctuation in interest rates during the guarantee period.

Participant Loans Receivable

    Participants may borrow from their Salary Reduction Contributions accounts and rollover accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of (a) 50% of the combined balances of their Salary Reduction Contributions accounts and rollover accounts, or (b) $50,000, reduced by the highest outstanding loan balance during the last 12 months. Participants may not obtain a loan of Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans receivable. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate charged by The Chase Manhattan Bank as of the close of the last business day of the month preceding the calendar quarter in which the loan is made. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, participants are required to pay the outstanding loan amount in full.

Payment of Benefits

    Upon termination of employment, retirement, permanent disability or death, if a distribution is made, a participant receives (1) cash with respect to the portion of the individual account not invested in the Zenith Company Stock Fund and (2) at the participant's election, cash or shares of Zenith National common stock, plus cash in lieu of any fractional shares with respect to the Zenith Company Stock Fund. Payments are generally processed twice a month.

Expenses

    The Plan provides that all expenses of the Plan (i.e., legal, accounting, administration, and brokerage fees) will be paid by the Company, with the exception of expenses related to the administration of the mutual funds offered as investment alternatives. Expenses related to the administration of the mutual funds will be paid by the respective mutual funds, and will be reflected in the overall investment return of such funds. Plan expenses excluding expenses related to the administration of the mutual funds for 2000 totaled $109,822.

Termination

    While the Company has not expressed an intent to terminate the Plan, it may do so at any time. Upon such termination, each participant would be 100% vested in his or her Company matching contributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting

    The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles ("GAAP").

Use of Estimates

    The preparation of the financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

    The accounting for the Plan's investment in the Zenith Company Stock Fund is the unit valuation method. The total value of the fund fluctuates depending upon the amount of interest earned on cash held in the fund, dividends paid on Zenith National common stock, expenses, realized gains and losses on its sale of Zenith National common stock, and unrealized appreciation or depreciation in the value of Zenith National common stock. The value of the Zenith Company Stock Fund is determined using the closing price of Zenith National common stock on the New York Stock Exchange.

    Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan.

    Dividends and capital gains distributions declared by a mutual fund are allocated to each individual participant holding units in the mutual fund. Each participant's shares as of a record date are multiplied by the dividend rate declared by the mutual fund. Certain funds declare a daily dividend rate and each day is a record date for those funds. At the end of the month, each participant's account balance for each day of the month is credited with each day's dividend based on the rates declared.

    Generally, interest, dividends and capital gain distributions are allocated to a participant's account in a mutual fund based on the number of units the participant holds in that mutual fund compared to total units outstanding for that mutual fund.

    Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are computed on an average-cost basis. Net appreciation (depreciation) in the fair value of investments disclosed in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.

    The Plan's investment in the MetLife Guaranteed Fixed Income Account is valued at contract value which represents contributions plus interest earned, less benefits paid and transfers to/from other funds. As of December 31, 2000 and 1999, the contract value approximated fair value. The contract value does not contain any reserves for credit risk of the contract issuer or otherwise.

    Participant loans are valued at cost, which approximates fair value.

Contributions

    Salary Reduction Contributions and Company matching contributions are recorded in the period that a participant's payroll deduction is made.

3.  Investments

    The following are the individual investments, at fair value, that represent 5% or more of net assets available for Plan benefits:

	December 31,
	2000	1999
Zenith Company Stock	$7,850,880	$5,116,629
PBHG Growth Fund	3,108,716	3,152,171
Janus Worldwide Fund	6,481,490	6,745,906
Scudder Growth and Income Fund	2,137,619	2,651,821
Warburg Pincus Emerging Growth Fund	1,691,290
MetLife Guaranteed Fixed Income Account	7,750,275	7,963,243

    The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2000
Zenith Company Stock	$2,527,062
Investments in registered investment companies	(4,642,795)

Total net depreciation in the fair value of investments	$(2,115,733)

4.  Concentration of Credit Risk

    At December 31, 2000 and 1999, approximately 25% and 19%, respectively, of net assets available for benefits were held in the Zenith Company Stock Fund which primarily consists of Zenith National common stock. At December 31, 2000 and 1999, approximately 10% of net assets available for benefits were held in the PBHG Growth Fund which invests primarily in common stocks of small- and medium-sized growth companies. At December 31, 2000 and 1999, approximately 20% and 22%, respectively, of net assets available for benefits were held in the Janus Worldwide Fund which invests in common stocks of foreign and domestic issuers. Due to the inherent risk associated with securities traded in public markets, it is reasonably possible that fluctuations in the Zenith Company Stock Fund, the PBHG Growth Fund and the Janus Worldwide Fund could have a significant impact on the net assets available for benefits in the near term.

    At December 31, 2000 and 1999, approximately 24% and 26%, respectively, of net assets available for benefits were held in the MetLife Guaranteed Fixed Income Account. This fund provides a guarantee by MetLife of both principal and a fixed rate of interest during the guarantee period.

    No other fund accounts for 10% or more of net assets available for benefits.

5.  Tax Status

    The Plan received a determination letter from the Internal Revenue Service, dated November 16, 1998, which states that the Plan qualifies under Sections 401(a) and 401(k) of the Code and the Trust is exempt from federal income taxes under Section 501(a) of the Code.

6.  Federal Income Taxes Applicable to Participants

    The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows. An expanded discussion of tax consequences is available in the Summary Plan Description/Prospectus dated April 1, 1997.

    In general, Salary Reduction Contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a participant's account are not subject to tax when credited.

    Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

    In addition to regular taxes, most distributions received before a participant is age 59 1/2 will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15% excise tax.

7.  Reconciliation of Financial Statements to the Form 5500

    Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid, are included in net assets available for benefits. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

    The following is a reconciliation of net assets available for benefits as shown in the accompanying financial statements to those shown in the Form 5500:

	December 31,
	2000	1999
Net assets available for benefits per the accompanying financial statements	$32,787,911	$30,509,609
Amounts allocated to withdrawing participants		(11,082)

Net assets available for benefits per Form 5500	$32,787,911	$30,498,527

    The following is a reconciliation of benefits paid to participants as shown in the accompanying financial statements to those shown in the Form 5500:

Year Ended December 31, 2000
Benefits paid to participants per the accompanying financial statements	$(3,748,038)
Amounts allocated to withdrawing participants at beginning of year	11,082

Benefits paid to participants per Form 5500	$(3,736,956)

The Zenith 401(k) Plan
Schedule of Assets Held for Investment Purposes
As of December 31, 2000
(See Report of Independent Accountants)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
**	Zenith National Insurance Corp.	Common Stock	$5,746,345	$7,850,880
*	Short-Term Investment Funds	Short-Term Investment Fund	322,278	322,278
*	PBHG Funds	Growth Fund—Mutual Fund		3,108,716
*	State Street Research Funds	Large Cap Value Fund—Mutual Fund		1,232,106
*	Dreyfus Founders Funds	Balanced Fund—Mutual Fund		819,751
*	Janus Funds	Worldwide Fund—Mutual Fund		6,481,490
*	Scudder Funds	Growth and Income Fund—Mutual Fund		2,137,619
*	Warburg Pincus Funds	Emerging Growth Fund—Mutual Fund		1,691,290
*	Metropolitan Life Insurance Company	Stock Market Index Guarantee Account		91,569
*	Janus Funds	Olympus Fund—Mutual Fund		304,068
*	Metropolitan Life Insurance Company	Guaranteed Fixed Income Account at 5.75%		7,750,275
	Participant Loans	Various Maturity Dates—interest rate ranges from 7.25%—9.50%		825,609

		Total investments		$32,615,651

*
Indicates a party-in-interest for which a statutory exemption exists.

**
Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

The Zenith 401(k) Plan
Schedule of Reportable Transactions(1)
For the Year Ended December 31, 2000
(See Report of Independent Accountants)

(a) Identity of Party Involved	(b) Description of Assets (Including Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Zenith National Insurance Corp.(2)	Common Stock
	(47 transactions)	$974,303		$974,303	$974,303
	(100 transactions)		$1,054,025	1,043,534	1,054,025	$10,491

(1)
Under ERISA, a reportable transaction is a transaction or a series of transactions during the Plan year that involves more than 5% of the fair value of the Plan assets at the beginning of the Plan year, with certain exceptions.

(2)
Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.